Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2016

3Q16 Added 15,603 New Subscribers

3Q16 Revenue Up 1.6% YOY to RMB169.4 Million ($26.1 Million)

3Q16 Operating Income Amounted to RMB50.8 Million ($7.8 Million)

Conference Call to be Held on March 1, 2016 at 8:00 a.m. ET

HONG KONG, China, February 29, 2016 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the third quarter and first nine months of fiscal year 2016 ended December 31, 2015.

Third quarter of Fiscal 2016 Highlights

•	Revenues for the third quarter of fiscal 2016 increased by 1.6% to RMB169.4 million ($26.1 million) from RMB166.7 million in the prior year period.
•	New subscribers and accumulated subscriber base were 15,603 and 489,796, respectively. The new subscriber number decreased by 11.5% year-over-year.
•	Gross profit increased by 2.0% to RMB133.2 million ($20.6 million) from RMB130.6 million in the prior year period.
•	Gross margin stood at 78.6%, compared to 78.4% in the prior year period.
•

Operating income amounted to RMB50.8 million ($7.8 million), compared to RMB67.8 million in the prior year period. The difference was mainly attributable to the recognition of share-based compensation expense related to the restricted share units (“RSUs”) granted in the quarter ended December 31, 2014.

•	Operating income before depreciation and amortization and share-based compensation expenses was RMB78.5 million ($12.1 million), down slightly from RMB83.2 million in the prior year period.[1]
•	Interest expense was RMB27.8 million ($4.3 million) compared to RMB25.8 million in the prior year period.
•

Dividend income was RMB38.0 million ($5.9 million) compared to RMB1.1 million in the prior year period, as the Company received dividend payments from equity investments in Shandong Cord Blood Bank and Cordlife Group Limited, respectively. As a result, net income attributable to the Company’s shareholders was RMB50.5 million ($7.8 million), an increase of 51.1% compared to RMB33.4 million in the prior year period.

•	Net cash provided by operating activities for the third quarter of fiscal 2016 was RMB143.5 million ($22.2 million).

First Nine Months of Fiscal 2016 Highlights

•	Revenues for the first nine months of fiscal 2016 increased by 7.2% to RMB506.2 million ($78.1 million) from RMB472.1 million in the prior year period.
•	New subscriber sign-ups reached 48,437 and accumulated subscriber base expanded to 489,796.
•	Gross profit increased by 5.4% to RMB396.2 million ($61.2 million) compared to RMB376.0 million in the prior year period.
•	Operating income recorded RMB151.7 million ($23.4 million) compared to RMB185.5 million in the prior year period.
•	Operating income before depreciation and amortization and share-based compensation expenses amounted to RMB233.1 million ($36.0 million), up 3.3% from RMB225.6 million in the prior year period.[1]

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

•	Interest expense amounted to RMB80.0 million ($12.3 million), compared to RMB75.9 million in the prior year period.
•	Dividend income was RMB49.2 million ($7.6 million) compared to RMB2.3 million in the prior year period.
•	Impairment loss on available-for-sale equity securities was RMB8.4 million ($1.3 million) whereas there was no such loss in the prior year period.
•	Net income attributable to the Company’s shareholders amounted to RMB82.7 million ($12.8 million), compared to RMB90.4 million in the prior year period.
•	Net cash provided by operating activities for the first nine months of fiscal 2016 amounted to RMB442.1 million ($68.3 million) compared to RMB448.4 million in the prior year period.

“In the third quarter of fiscal 2016, we continued to face the challenges from the Chinese Lunar “Year of Sheep” and overall weak economic sentiment. Under such conditions, the Group recorded 15,603 new subscribers in the reporting period, representing a year-over-year decrease of 11.5% and a quarter-over-quarter decrease of 6.8%,” commented Ms. Ting Zheng, Chief Executive Officer of CCBC, “However, we continued to experience strong momentum in our regional markets. Our Guangdong market reported another quarter of solid results, and our Zhejiang market continued to improve steadily, which helped offset some of the market pressure in the fiscal third quarter. We were further encouraged by the established operation and the accreditation from American Association of Blood Banks. Based on the Group’s performance in the first nine months of fiscal 2016 and our market visibility in the coming quarters, the management team remains cautious but we will continue to act proactively and strive to meet our new subscribers target this fiscal year.”

Summary — Third quarter and First Nine Months Ended December 31, 2014 and 2015

	Three Months Ended December 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	166,675	169,374	26,147	472,128	506,221	78,147
Gross Profit	130,628	133,183	20,560	375,957	396,217	61,165
Operating Income[2]	67,843	50,754	7,835	185,473	151,659	23,412
Interest Expense	25,760	27,792	4,290	75,864	79,976	12,346
Net Income Attributable to the Company’s Shareholders	33,384	50,452	7,789	90,369	82,726	12,770
Earnings per Ordinary Share — Basic[3] and Diluted (RMB/US$)	0.41	0.63	0.10	1.13	1.07	0.17

Revenue Breakdown (%)
Processing Fees	68.8%	63.9%		68.5%	64.5%
Storage Fees	31.2%	36.1%		31.5%	35.5%
New Subscribers (persons)	17,622	15,603		48,754	48,437
Total Accumulated Subscribers (persons)	425,377	489,796		425,377	489,796

2 The reported operating income for the three months and nine months ended December 31, 2015 included the followings:

(i)        Depreciation and amortization expenses of RMB12.9 million ($2.0 million) and RMB37.8 million ($5.8 million) for the three months and nine months ended December 31, 2015; and

(ii)     Share-based compensation expense of RMB14.9 million ($2.3 million) and RMB43.6 million ($6.7 million) for the three months and nine months ended December 31, 2015 relates to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”).

3 The terms of the outstanding convertible notes provide each holder with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.06 ($0.01) per share for the three months and nine months ended December 31, 2015, respectively.

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
	2014	2015		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	152,732	143,491	22,150	448,423	442,123	68,253
Net cash used in investing activities	(15,242)	(5,803)	(896)	(37,637)	(15,333)	(2,367)
Net cash provided by financing activities	—	60,000	9,262	—	—	—

Third quarter of Fiscal 2016 Financial Results

REVENUES. Revenues increased by 1.6% to RMB169.4 million ($26.1 million) in the third quarter of fiscal 2016 from RMB166.7 million in the prior year period, due to the increase in storage revenues from the Company’s expanded subscriber base.

As the Company’s accumulated subscriber base reached 489,796 by the end of December 2015, revenues generated from storage fees increased to RMB61.2 million ($9.4 million), up 17.5% from RMB52.1 million in the prior year period. Storage fees accounted for 36.1% of the total revenues, compared to 31.2% in the prior year period.

Revenues generated from processing fees in the third quarter were RMB108.2 million ($16.7 million), compared with RMB114.6 million in the prior year period as a result of the decrease in new subscriber sign-ups. 15,603 new subscriber were signed up during the third quarter of fiscal 2016, compared to 17,622 in the prior year period. Revenues generated from processing fees accounted for 63.9% of total revenues, compared to 68.8% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2016 increased by 2.0% to RMB133.2 million ($20.6 million) from RMB130.6 million in the prior year period. The increase was mainly attributed to the increased revenues and the relatively modest increase in direct costs. The Company continued to report a solid gross margin of 78.6%, compared to 78.4% in the prior year period.

OPERATING INCOME. Operating income for the third quarter was RMB50.8 million ($7.8 million) compared to RMB67.8 million in the prior year period. The difference was mainly due to the recognition of share-based compensation expense in the third quarter of fiscal 2015. Operating margin in the current quarter was 30.0%, compared to 40.7% in the prior year period. Depreciation and amortization expenses for the third quarter were RMB12.9 million ($2.0 million), similar to the prior year period. Share-based compensation expense was RMB14.9 million ($2.3 million), compared to RMB2.5 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB78.5 million ($12.1 million), compared to RMB83.2 million in the prior year period.4

Research and Development Expenses. Research and development expenses amounted to RMB2.6 million ($0.4 million) compared to RMB2.4 million in the prior year period.

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Sales and Marketing Expenses. Sales and marketing expenses for the third quarter amounted to RMB36.8 million ($5.7 million), compared to RMB30.3 million in the prior year period. The increase was mainly a result of increased marketing adopted to combat against market contraction and the recognition of share-based compensation expenses in the third quarter of fiscal 2016. As a percentage of revenues, sales and marketing expenses were 21.7%, compared to 18.2% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the third quarter were RMB43.1 million ($6.6 million), compared to RMB30.1 million in the prior year period. The increase was mainly driven by the recognition of share-based compensation expense in the third quarter of fiscal 2016. As a percentage of revenue, general and administrative expenses were 25.4%, up from 18.1% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense is mainly related to the Company’s outstanding convertible notes. In the current quarter, the Company incurred interest expense of RMB27.8 million ($4.3 million) compared to RMB25.8 million in the prior year period.

Dividend Income. During the third quarter, the Company received RMB38.0 million ($5.9 million) dividend income from the Company’s equity investments in Shandong Cord Blood Bank and Cordlife Group Limited, compared to a RMB1.1 million dividend income in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the third quarter increased by 36.9% year-over-year to RMB64.5 million ($10.0 million) from RMB47.1 million in the prior year period. The increase was mainly due to the increase in dividend income, partially offset by the decrease in operating income. Net income attributable to the Company’s shareholders for the third quarter of fiscal 2016 amounted to RMB50.5 million ($7.8 million), up 51.1% from RMB33.4 million in the prior year period. Net margin for the third quarter of fiscal 2016 was 29.8%, improved by nearly 10% from 20.0% in the prior year period.

EARNINGS PER SHARE. The terms of the outstanding convertible notes provide each holder with the ability to participate in any Excess Cash Dividend5. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights, which was RMB0.06 ($0.01) per share. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2016 were RMB0.63 ($0.10).6

5 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

6 During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust, and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Under the non-GAAP measure to take into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share were RMB0.60 ($0.09) and RMB1.00 ($0.15) for the three months and nine months ended December 31, 2015.

LIQUIDITY. As of December 31, 2015, the Company had cash and cash equivalents of RMB2,873.7 million ($443.6 million), compared to RMB2,436.7 million as of March 31, 2015. The Company had total debt of RMB964.0 million ($148.8 million) as of December 31, 2015. Net cash provided by operating activities for the third quarter of fiscal 2016 amounted to RMB143.5 million ($22.2 million).

First Nine Months of Fiscal 2016 Financial Results

For the first nine months of fiscal year 2016, total revenues increased by 7.2% to RMB506.2 million ($78.1 million) from RMB472.1 million in the prior year period. The increase was largely attributable to the increase of the Company’s storage revenues from the expanded subscriber base of 489,796 units by the end of December 2015. Revenues from processing fees and storage fees grew by 1.1% and 20.6%, respectively. Gross profit increased by 5.4% to RMB396.2 million ($61.2 million) from RMB376.0 million in the prior year period. Operating income was RMB151.7 million ($23.4 million) compared to RMB185.5 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB233.1 million ($36.0 million), up 3.3% from RMB225.6 million in the prior year period.7 Net income attributable to the Company’s shareholders amounted to RMB82.7 million ($12.8 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.07 ($0.17). Net cash provided by operating activities in the first nine months of fiscal 2016 was RMB442.1 million ($68.3 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) had received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash and that the Board had formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Golden Meditech to evaluate such proposal.

•                          In May 2015, Golden Meditech initiated a series of agreements and proposed transactions that would result in the acquisition, directly or indirectly, of $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 (“Convertible Notes”) and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”).Subsequently, Golden Meditech completed these transactions and was the owner of such Convertible Notes and CGL Sale Shares at the beginning of January 2016.

•                          On August 6, 2015, the Company announced that the Board had received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China. The purchase price offered is not lower than RMB6.0 billion.

7 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

•                          On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement (the “MOU”), pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis (the “Minimum Company Shares”) and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. The total consideration for the Minimum Company Shares (the “Total Consideration”) is preliminarily expected to be not less than RMB7.255 billion (the “Expected Valuation”). The Total Consideration is proposed to be settled by Nanjing Xinjiekou issuing its new shares (the “Settlement Shares”) representing an amount of not less than RMB4.0 billion and the remaining RMB3.255 billion of the Total Consideration being settled in cash. Concurrently, Nanjing Xinjiekou also indicated its intention to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company. Nanjing Xinjiekou proposed a preliminary valuation of RMB1.745 billion for such shares.

•                          On January 7, 2016, the Company was informed that Golden Meditech entered into a conditional sale and purchase agreement with Nanjing Xinjiekou on January 6, 2016 regarding the disposal of its shares and Convertible Notes, representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion.

The total consideration consists of a cash payment of approximately US$504.8 million (approximately RMB3.264 billion) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share (the “NXD New Shares”). Pursuant to the conditional sale and purchase agreement Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and Golden Meditech has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period.

Golden Meditech also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which Golden Meditech agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately US$267 million (approximately RMB1.73 billion), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals.

•                          The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to Golden Meditech’s proposal, and there cannot be any assurance as to when, if ever, or on what terms any potential transaction will be consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, March 1, 2016 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 6321993.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2015 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the October 2015 revision to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou and the proposed transactions between the foregoing companies; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2015 were made at the noon buying rate of RMB6.4778 to $1.00 on December 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2015

	March 31,	December 31,
	2015	2015
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets
Cash and cash equivalents	2,436,655	2,873,740	443,630
Trading securities	7,708	—	—
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; December 31, 2015: RMB35,256 (US$5,443))	120,762	128,079	19,772
Inventories	23,803	30,704	4,740
Prepaid expenses and other receivables	19,508	19,911	3,074
Debt issuance costs	3,592	3,812	588
Deferred tax assets	10,270	12,898	1,991
Total current assets	2,622,298	3,069,144	473,795
Property, plant and equipment, net	603,167	582,012	89,848
Non-current deposits	207,258	221,689	34,223
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; December 31, 2015: RMB60,474 (US$9,336))	194,238	172,734	26,665
Inventories	58,224	61,768	9,535
Intangible assets, net	115,928	112,463	17,361
Available-for-sale equity securities	122,416	172,486	26,627
Other investment	189,129	189,129	29,196
Debt issuance costs	4,210	1,596	246
Deferred tax assets	2,618	2,317	358
Total assets	4,119,486	4,585,338	707,854

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,262
Accounts payable	12,673	11,357	1,753
Accrued expenses and other payables	87,381	63,957	9,873
Deferred revenue	220,140	239,664	36,998
Amounts due to related parties	20,802	35,800	5,526
Income tax payable	10,081	13,419	2,072
Deferred tax liabilities	9,100	13,000	2,007
Total current liabilities	420,177	437,197	67,491
Convertible notes	815,851	903,985	139,551
Non-current deferred revenue	1,099,399	1,275,826	196,954
Other non-current liabilities	215,585	246,804	38,100
Deferred tax liabilities	25,261	23,488	3,626
Total liabilities	2,576,273	2,887,300	445,722

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2015 - (continued)

	March 31,	December 31,
	2015	2015
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and December 31, 2015, respectively	50	50	8
Additional paid-in capital	814,678	858,775	132,572
Treasury stock, at cost (March 31 and December 31, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(435)
Accumulated other comprehensive income	63,230	90,656	13,995
Retained earnings	662,615	745,341	115,061
Total equity attributable to China Cord Blood Corporation	1,537,758	1,692,007	261,201
Non-controlling interests	5,455	6,031	931
Total equity	1,543,213	1,698,038	262,132
Total liabilities and equity	4,119,486	4,585,338	707,854

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2014 and 2015

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	166,675	169,374	26,147	472,128	506,221	78,147
Direct costs	(36,047)	(36,191)	(5,587)	(96,171)	(110,004)	(16,982)
Gross profit	130,628	133,183	20,560	375,957	396,217	61,165
Operating expenses
Research and development	(2,418)	(2,600)	(401)	(7,247)	(6,687)	(1,032)
Sales and marketing	(30,271)	(36,759)	(5,675)	(92,967)	(110,934)	(17,125)
General and administrative	(30,096)	(43,070)	(6,649)	(90,270)	(126,937)	(19,596)
Total operating expenses	(62,785)	(82,429)	(12,725)	(190,484)	(244,558)	(37,753)
Operating income	67,843	50,754	7,835	185,473	151,659	23,412
Other expense, net
Interest income	4,574	4,670	721	13,544	13,767	2,125
Interest expense	(25,760)	(27,792)	(4,290)	(75,864)	(79,976)	(12,346)
Exchange loss	(147)	(766)	(118)	(149)	(959)	(148)
Dividend income	1,148	37,998	5,866	2,344	49,198	7,595
Impairment loss on available-for-sale equity securities	—	—	—	—	(8,361)	(1,291)
Others	(537)	(377)	(58)	760	(616)	(95)
Total other expense, net	(20,722)	13,733	2,121	(59,365)	(26,947)	(4,160)
Income before income tax	47,121	64,487	9,956	126,108	124,712	19,252
Income tax expense	(13,512)	(13,636)	(2,105)	(35,663)	(41,410)	(6,393)
Net income	33,609	50,851	7,851	90,445	83,302	12,859
Net income attributable to non-controlling interests	(225)	(399)	(62)	(76)	(576)	(89)
Net income attributable to China Cord Blood Corporation’s shareholders	33,384	50,452	7,789	90,369	82,726	12,770

Net income per share:
Attributable to ordinary shares
- Basic	0.41	0.63	0.10	1.13	1.07	0.17
- Diluted	0.41	0.63	0.10	1.13	1.07	0.17

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	1,840	(6,362)	(982)	3,282	(21,600)	(3,334)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax:
- Unrealized (loss)/gain arising during the period	(34,297)	22,679	3,501	(38,609)	40,684	6,281
- Reclassification adjustment for losses included in net income	—	—	—	—	8,361	1,291
Comprehensive income	1,152	67,168	10,370	55,118	110,747	17,097

Comprehensive income attributable to non-controlling interests	(225)	(399)	(62)	(76)	(576)	(89)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	927	66,769	10,308	55,042	110,171	17,008

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months ended December 31, 2014 and 2015

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	67,843	50,754	7,835	185,473	151,659	23,412
Depreciation and amortization expenses[8]	12,877	12,865	1,986	37,585	37,768	5,830
Share-based compensation expense[9]	2,497	14,914	2,302	2,497	43,634	6,736
Non-GAAP operating income	83,217	78,533	12,123	225,555	233,061	35,978

8 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

9 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the quarter ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust.